SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 26)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $7,800.00	Filing Party: Alkaloida Chemical Company Exclusive Group Ltd.
	Form or Registration No.: Schedule TO	Date Filed: June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 26 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1 through Amendment No. 25 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended and supplemented as follows:

The following paragraph is hereby added after the last paragraph of Section 14:

“On September 11, 2009, the HSR Act waiting period expired.  As of September 12, 2009, the HSR Condition is satisfied.”

Item 11.	Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented as follows:

Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented as follows:

The following paragraph is hereby added after the eighth paragraph of Section 15(III) entitled “Antitrust”:

“On September 11, 2009, the HSR Act waiting period expired.  As of September 12, 2009, the HSR Condition is satisfied.”

The press release issued by Sun announcing the expiration of the HSR Act waiting period is attached hereto as Exhibit (a)(5)(X).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated June 30, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Declaration of Status for Israeli Income Tax Purposes.*

(a)(1)(H)	Tax Declaration Form for Israeli Financial Institutions.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.*

(a)(5)(B)
Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.*

(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.*

_______________________________

*	Previously filed.

(a)(5)(D)	Text of Press Release issued by Purchaser on July 14, 2008.*

(a)(5)(E)	Text of Press Release issued by Sun on July 30, 2008.*

(a)(5)(F)	Text of Press Release issued by Sun on August 13, 2008.*

(a)(5)(G)	Text of Press Release issued by Sun on August 27, 2008.*

(a)(5)(H)	Text of Press Release issued by Sun on August 27, 2008.*

(a)(5)(I)	Text of Press Release issued by Sun on September 3, 2008.*

(a)(5)(J)	Text of Press Release issued by Sun on October 3, 2008.*

(a)(5)(K)	Text of Press Release issued by Sun on November 7, 2008.*

(a)(5)(L)	Text of Press Release issued by Sun on December 19, 2008.*

(a)(5)(M)
Text of letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to Myron Strober, Chairman of the Audit Committee of the Board of Directors of the Company, dated January 2, 2009, regarding the financial statements of the Company.*

(a)(5)(N)	Text of Press Release issued by Sun on January 7, 2009.*

(a)(5)(O)	Text of Press Release issued by Sun on January 29, 2009.*

(a)(5)(P)	Text of Press Release issued by Sun on March 6, 2009.*

(a)(5)(Q)	Text of Press Release issued by Sun on March 20, 2009.*

(a)(5)(R)	Text of Press Release issued by Sun on April 3, 2009.*

(a)(5)(S)	Text of Press Release issued by Sun on April 17, 2009.*

(a)(5)(T)	Text of Press Release issued by Sun on April 24, 2009.*

(a)(5)(U)	Text of letter from Purchaser to the Company’s shareholders, dated June 18, 2009, distributed to the Company’s shareholders along with the Tax Declaration Form for Israeli Financial Institutions.*

(a)(5)(V)	Text of Press Release issued by Sun on August 13, 2009.*

(a)(5)(W)	Text of Press Release issued by Sun on August 28, 2009.*

(a)(5)(X)	Text of Press Release issued by Sun on September 14, 2009.

(b)	Not applicable.

(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(C)
Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.*

(d)(E)
Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.*

(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.*

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.*

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.*

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.*

(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley & Company, Inc.*

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.*

(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.*

(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.*

(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.*

(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.*

(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.*

(d)(T)	A letter of demand for delivery pursuant to the Option Agreement, dated August 27, 2008, from Purchaser to Taro Development Corporation, Barrie Levitt, Tal Levitt, Jacob Levitt and Daniel Moros.*

(d)(U)	A letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to the Company’s Board of Directors, dated January 2, 2009, regarding proposed settlement terms for the STO Litigation.*

(d)(V)
A letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to the Company’s Board of Directors, dated January 7, 2009, in response to the letters from Dr. Levitt, dated January 4 and January 6, 2009.*

(g)	Not applicable.

(h)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2009

ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name: Mr . Harin Mehta
Title: Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2009

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
Name: Mr. Sudhir V. Valia
Title: Director

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase dated June 30, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Declaration of Status for Israeli Income Tax Purposes.*

(a)(1)(H)	Tax Declaration Form for Israeli Financial Institutions.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.*

(a)(5)(B)
Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.*

________________________________

*     Previously filed.

(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.*

(a)(5)(D)	Text of Press Release issued by Purchaser on July 14, 2008.*

(a)(5)(E)	Text of Press Release issued by Sun on July 30, 2008.*

(a)(5)(F)	Text of Press Release issued by Sun on August 13, 2008.*

(a)(5)(G)	Text of Press Release issued by Sun on August 27, 2008.*

(a)(5)(H)	Text of Press Release issued by Sun on August 27, 2008.*

(a)(5)(I)	Text of Press Release issued by Sun on September 3, 2008.*

(a)(5)(J)	Text of Press Release issued by Sun on October 3, 2008.*

(a)(5)(K)	Text of Press Release issued by Sun on November 7, 2008.*

(a)(5)(L)	Text of Press Release issued by Sun on December 19, 2008.*

(a)(5)(M)
Text of letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to Myron Strober, Chairman of the Audit Committee of the Board of Directors of the Company, dated January 2, 2009, regarding the financial statements of the Company.*

(a)(5)(N)	Text of Press Release issued by Sun on January 7, 2009.*

(a)(5)(O)	Text of Press Release issued by Sun on January 29, 2009.*

(a)(5)(P)	Text of Press Release issued by Sun on March 6, 2009.*

(a)(5)(Q)	Text of Press Release issued by Sun on March 20, 2009.*

(a)(5)(R)	Text of Press Release issued by Sun on April 3, 2009.*

(a)(5)(S)	Text of Press Release issued by Sun on April 17, 2009.*

(a)(5)(T)	Text of Press Release issued by Sun on April 24, 2009.*

(a)(5)(U)	Text of letter from Purchaser to the Company’s shareholders, dated June 18, 2009, distributed to the Company’s shareholders along with the Tax Declaration Form for Israeli Financial Institutions.*

(a)(5)(V)	Text of Press Release issued by Sun on August 13, 2009.*

(a)(5)(W)	Text of Press Release issued by Sun on August 28, 2009.*

(a)(5)(X)	Text of Press Release issued by Sun on September 14, 2009.

(b)	Not applicable.

(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(C)
Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.*

(d)(E)
Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.*

(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.*

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.*

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.*

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.*

(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley & Company, Inc.*

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.*

(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.*

(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.*

(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.*

(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.*

(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.*

(d)(T)	A letter of demand for delivery pursuant to the Option Agreement, dated August 27, 2008, from Purchaser to Taro Development Corporation, Barrie Levitt, Tal Levitt, Jacob Levitt and Daniel Moros.*

(d)(U)	A letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to the Company’s Board of Directors, dated January 2, 2009, regarding proposed settlement terms for the STO Litigation.*

(d)(V)
A letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to the Company’s Board of Directors, dated January 7, 2009, in response to the letters from Dr. Levitt, dated January 4 and January 6, 2009.*

(g)	Not applicable.

(h)	Not applicable.